Exhibit 99.1

Baosheng Group and 58.com Group Sign Strategic Cooperation Memorandum of Understanding

Focusing on AI Marketing and AI Advertising to Build a New Commercial Ecosystem for “AI + Smart Local Services”

Beijing, China, August 20, 2026 (GLOBE NEWSWIRE) -- Baosheng Group (Nasdaq: BAOS) (“Baosheng” or the “Company”) today announced that it has entered into a strategic cooperation memorandum of understanding (the “MOU”) with 58.com Group (“58.com”). The parties intend to establish a long-term strategic collaboration focused on AI marketing, AI advertising, virtual human livestreaming, intelligent media buying, omnichannel content distribution, and smart local services. Through the collaboration, the parties aim to promote the application and commercialization of artificial intelligence technologies across local services, travel e-commerce, and offline commercial scenarios.

Under the MOU, Baosheng Group intends to provide AI virtual human technology, intelligent media-buying capabilities, AI advertising solutions, short-form video content-production capabilities, and omnichannel online marketing support for cooperative projects. 58.com intends to contribute local-services scenarios, offline operating resources, and related ecosystem support. Through resource sharing, technology integration, joint operations, and project coordination, the parties plan to explore an “AI + Smart Local Services” solution spanning online traffic acquisition, intelligent content creation, precision advertising, virtual human livestream conversion, and offline service fulfillment.

Baosheng Group is a China-based provider of online marketing solutions. Its services include online marketing strategy, advertising optimization, and delivery services for search advertising, feed advertising, mobile application advertising, and social-media marketing advertising. 58.com is a platform that connects local merchants and consumers in China through information and service offerings. Its business encompasses a broad range of local-services scenarios and continues to use artificial intelligence, virtual reality, and big data to improve services and experiences for users and merchants.

AI Marketing and AI Advertising Synergies

The strategic cooperation is intended to extend Baosheng Group’s AI marketing capabilities beyond online media placement and content marketing into offline local-services scenarios. Leveraging its AI virtual human matrix, AI media-buying agent, short-form video content-production capabilities, and XR video studio infrastructure, Baosheng Group plans to offer local merchants, tourism destinations, service providers, and other commercial businesses AI advertising and marketing services that are more automated, scalable, and measurable.

The parties expect to focus on exploring the following areas:

•	AI virtual human livestreaming: Supporting merchants with around-the-clock brand presentation, product demonstrations, user interaction, and marketing conversion.

•	AI advertising placement: Using intelligent content testing, audience matching, and media-buying optimization to improve campaign reach and conversion performance.

•	AI short-form video content marketing: Combining short-form content creation, omnichannel distribution, and local-services scenarios to enhance online visibility and customer engagement for local merchants.

•	Smart tourism and local services: Exploring AI applications in virtual human tour guidance, intelligent marketing, destination promotion, merchant operations, and customer service.

•	Joint commercial operations: Combining Baosheng Group’s technology and marketing capabilities with 58.com’s local-services ecosystem and offline operating resources to facilitate replication and expansion of AI solutions across additional regions, industries, and merchant scenarios.

For Baosheng Group, the cooperation is expected to accelerate the implementation of its “AI + Industry” strategy in local services and travel e-commerce, while expanding the application scope of its AI advertising, virtual human livestreaming, and intelligent marketing technologies. For 58.com, Baosheng Group’s AI content, AI media-buying, and virtual human capabilities are expected to strengthen its digital toolset for merchants and users and support the intelligent upgrade of local-services offerings.

Cooperation Framework

Under the MOU, the parties intend to establish a long-term, in-depth strategic partnership. Baosheng Group will provide technology and marketing support, including AI virtual human technology, intelligent media-buying systems, AI advertising capabilities, and online marketing channels. Leveraging its local-services business ecosystem and offline operating resources, 58.com will provide applicable use cases and a foundation for coordinated operations.

The budget for research and development coordination, technical evaluation, and marketing promotion related to the initial cooperative projects will be determined separately following preliminary technology integration and project evaluation by the parties. The parties intend to enter into definitive strategic cooperation agreements, supplemental agreements, or project confirmation documents for specific initiatives. These documents are expected to further define project scope, service standards, business models, resource commitments, and other implementation arrangements.

The MOU provides a foundation for further discussions and the execution of definitive agreements and does not constitute a legally binding final commercial arrangement. Except for applicable provisions such as confidentiality, the parties’ specific rights and obligations will be governed by definitive agreements to be executed in the future.

Strategic Significance

The parties stated that the signing of the strategic cooperation MOU reflects their shared view that artificial intelligence is rapidly reshaping the marketing, advertising, and local-services industries. By connecting AI technological capabilities, digital content production, intelligent advertising placement, and offline local-services scenarios, the parties plan to explore business models with greater efficiency, lower marginal costs, and stronger scalability.

Going forward, Baosheng Group and 58.com intend to deepen collaboration across AI brand development, AI advertising placement, intelligent channel expansion, virtual human services, content operations, technology platforms, and digital operations. The parties aim to advance the development of “AI + Smart Local Services,” improve the commercialization efficiency and competitive positioning of AI projects, and create potential long-term growth opportunities for both parties.

About Baosheng Group (NASDAQ: BAOS)

Baosheng Group is a native performance-marketing solutions provider focused on short-form video and social-media platforms. The Company is continuing its transition toward an AI-powered short-form video marketing technology platform.

Through its BAOS-AI platform, the Company is developing core capabilities in content generation, intelligent media placement, digital-human livestreaming, intelligent user insights, and AI-enabled overseas marketing. Baosheng Group aims to establish itself as a differentiated, vertically focused AI marketing technology company for short-form video within the U.S. public-equity market.

About 58.com Group

58.com Group is a China-based local information and lifestyle-services platform that supports information connections and service transactions between local merchants and consumers. The platform covers employment, real estate, secondhand transactions, housekeeping, and other local-services categories, and continues to explore the use of artificial intelligence, virtual reality, and big data in the local-services sector.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

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Dave Leung

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